Exhibit 16.1
October 12, 2005
Securities and Exchange Commission
150 F. Street, Northeast
Washington, D.C. 20549
Ladies and Gentlemen:
We have read the statements made by Terremark Worldwide, Inc. (copy attached), which we understand will be filed with the U.S. Securities and Exchange Commission pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K report of Terremark Worldwide, Inc., dated October 5, 2005. We agree with the statements concerning our Firm in such Form 8-K. However, we make no comment whatsoever regarding the following:
•	The current status of the two material weaknesses in internal controls related to the restriction of access issue and billing function issue disclosed in such Item 4.01 of Form 8-K or regarding any remedial actions taken by Terremark Worldwide, Inc. with respect to such material weaknesses.

•	The solicitation of proposals and whether or not an evaluation process was conducted with respect to such solicitation.
Very truly yours,
/s/ PricewaterhouseCoopers LLP